Exhibit 99.1

Tantech Closes $13.7 Million Underwritten Public Offering of Common Shares

LISHUI, China, Dec. 6, 2021 /PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), today announced the closing of an underwritten public offering of common shares, with gross proceeds to the Company of approximately $13.7 million, before deducting underwriting discounts and commissions and other estimated expenses payable by the Company. The Offering equates to 21,120,509 of the Company's common shares at a price of $0.65 per share. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, working capital and other business opportunities.

In addition, the Company granted the underwriters a 45-day option to purchase 3,168,076 additional common shares at the public offering price to cover over-allotments, if any. If this option is exercised in full, the gross proceeds of the offering would be approximately $15.7 million before deducting underwriting discounts, commissions and other offering expenses.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (No 333-248197) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on August 31, 2020. A final prospectus supplement and accompanying prospectus describing the terms of the Offering has been filed with the SEC and is available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.